SCHEDULE I

<u>Boehringer AG</u>

The name and present principal occupation of each member of the Board of Managers and Supervisory Board of the GP are set forth below. Unless otherwise noted, each of these persons has as their business address Binger Straße 173, 55216 Ingelheim am Rhein, Germany.

Name	Position with the GP	Principal Occupation	Name, Principal Business and Address of Employer (if other than the GP)	Citizenship
Christian Ernst Boehringer	Member of the Supervisory Board	Manager		German
Christoph Friedrich Boehringer	Member of the Supervisory Board	Manager		German
Hubertus von Baumbach	Chairman of the Supervisory Board	Manager		German
Michael Thomas Schmelmer	Member of the Board	Manager	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	German
Dr. Paola Casarosa	Member of the Board	Manager	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	Italian
Shashank Deshpande	Member of the Board	Manager	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	German/USA
Frank Thorsten Hübler	Member of the Board	Manager	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	German
Dr. Armin Michael Wiesler	Member of the Board	Manager	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	German

<u>Boehringer Ingelheim International GmbH</u>

The name and present principal occupation of each member of the Board of Managers and Supervisory Board of International GmbH are set forth below. Unless otherwise noted, each of these persons has as their business address Binger Straße 173, 55216 Ingelheim am Rhein, Germany.

Name	Position with International GmbH	Principal Occupation	Name, Principal Business and Address of Employer (if other than International GmbH)	Citizenship
Dr. Sebastian Guntrum	Managing Director	Manager/Lawyer	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	German
Lykke Hinsch Gylvin	Managing Director	Manager/Physician	Boehringer Ingelheim International GmbH	Danish
Dr. Paola Casarosa	Managing Director	Manager	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	Italian
Dr. Peter Comes	Managing Director	Manager	Boehringer Ingelheim International GmbH	German
Shashank Deshpande	Managing Director	Manager	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	German/USA
Max Christian Schrecklinger	Managing Director	Manager	C. H. Boehringer Sohn AG & Co. KG, Binger Str. 173, 55216 Ingelheim am Rhein, Germany	German